UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F/A
(Amendment No. 1)

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS
OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION
OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 001-14736

                                                 Publicis Groupe S.A.
(Exact name of registrant as specified in charter)

                     133, Avenue des Champs-Elysées, 75008 Paris, France, +33 1 44 43 70 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each
American Depositary Share representing one Ordinary Share

Ordinary shares, nominal value €0.40 per share

Equity Warrants

                                                          ORANEs
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	¨
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	¨
(for debt securities)		(for prior Form 15 filers)

General

     Publicis Groupe S.A. (“Publicis”) filed a Form 25 for purposes of notifying the U.S. Securities and Exchange Commission of the delisting of Publicis’ American Depositary Receipts (“ADRs”) from the New York Stock Exchange earlier today, September 17, 2007, and have been advised by the New York Stock Exchange that they expect to delist Publicis’ ADRs before the opening of trading on September 27, 2007. Following discussions with the U.S. Securities and Exchange Commission staff as to technical aspects of the process, Publicis is hereby filing this Amendment No. 1 to the Form 15F filed on September 7, 2007 for purposes of withdrawing that filing, and will re-file a Form 15F following the effective delisting of Publicis’ ADRs from the New York Stock Exchange.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Publicis Groupe S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A.

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy
Name:	Maurice Lévy
Title:	Chief Executive Officer and
Chairman of the Management Board

Date:	September 17, 2007